March 24, 2015

VIA EDGAR TRANSMISSION

AND BY ELECTRONIC MAIL

Ms. Melissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Stewart Information Services Corporation Preliminary Proxy Statement on Schedule 14A Filed March 9, 2015 File No. 001-02658

Dear Ms. Campbell Duru:

We are writing on behalf of our client, Stewart Information Services Corporation (“Stewart” or the “Company”), in response to the letter from the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 20, 2015 (the “Comment Letter”) relating to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”). Set forth below are Stewart’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of Stewart.

Melissa Campbell Duru

March 24, 2015

Stewart intends to file Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) after this letter is submitted. The Amended Preliminary Proxy Statement will reflect revisions made to the Preliminary Proxy Statement in response to the comments of the Staff as well as general updates to the proxy. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Preliminary Proxy Statement.

For your convenience, we will email to your attention copies of the Amended Preliminary Proxy Statement after Stewart files, including a copy marked to show the changes from the Preliminary Proxy Statement.

General

1.	The filing was incorrectly tagged as PRE14A. Preliminary proxy statements related to a contested solicitation should be tagged PREC14A. Please file your next preliminary proxy statement submission using the EDGAR header tag PRER14A to reflect the contested nature of the election. When you submit your definitive proxy statement, please ensure that you use the EDGAR header tag DEFC14A.

Response: The Company apologizes for inadvertently tagging its Preliminary Proxy Statement as PRE14A. The Company will ensure that it files its Amended Preliminary Proxy Statement using the EDGAR header tag PRER14A to reflect the contested nature of the election. The Company will also ensure that it files its definitive proxy statement using the EDGAR header tag DEFC14A.

2.	Please include information as of the most reasonable practicable date and fill in all blanks.

Response: The Company will fill in as much information as possible in its Amended Preliminary Proxy Statement. Any blanks still remaining in the Amended Preliminary Proxy Statement will be filled in when the Company files its definitive proxy statement.

Costs of Solicitation, page 4

3.	Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Company confirms its understanding and acknowledges that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

Melissa Campbell Duru

March 24, 2015

4.	Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Response: The Company does not currently intend to solicit proxies via internet chat rooms or websites, but if this plan changes, the Company will comply with Rules 14a-6 and 14a-9 for any such online communications.

Common Stockholders’ Nominees, page 10

5.	It appears that you are reserving the right to vote for unidentified substitute nominees should any of the identified nominees become unavailable before the meeting. Please confirm that should you nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: The Company confirms that should it nominate substitute nominees before the annual meeting of stockholders, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

6.	Consistent with Exchange Act Rule 14a-4(d), please clarify whether each of the company’s nominees has consented to be named and to serve if elected.

Response: The Company has advised that each of the nominees has consented to be named in the Company’s proxy statement and to serve as a director if elected.

Melissa Campbell Duru

March 24, 2015

7.	We note disclosure stating that brokers will have discretionary authority to vote shareholders’ shares on the proposal regarding the ratification of the independent registered auditors. It is our understanding that given the contested-nature of the election, current NYSE rules do not permit broker discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please revise or advise.

Response: Please be advised that in response to the Staff’s comment, the Amended Preliminary Proxy will be revised to include the following disclosure regarding the brokers’ discretionary authority to vote shareholders’ shares on the proposal regarding the ratification of the independent registered auditors:

“Because of the contested nature of the solicitation, if you do not give instructions to your broker, your broker will not be able to vote your shares with respect to the ratification of the appointment of KPMG LLP as our independent auditors for 2015. Accordingly, there will be no broker non-votes at the 2015 Annual Meeting.”

Similarly, please be advised that the following sentence appearing on page 2 of the Preliminary Proxy Statement will be deleted from the Amended Preliminary Proxy in response to the Staff’s comment:

“Under New York Stock Exchange (“NYSE”) rules, the approval of our independent auditors is considered a routine matter, which means that brokerage firms may vote in their discretion on this proposal if the beneficial owners do not provide the brokerage firms with voting instructions.”

As requested in the Comment Letter, the Company is simultaneously providing the Commission with a written statement containing the acknowledgments requested by the Commission in such letter.

*        *        *

Melissa Campbell Duru

March 24, 2015

If the Staff has any questions relating to the foregoing matters or wishes to discuss further any of the responses above, please contact me at (212) 735-2116 or by email at richard.grossman@skadden.com.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

Enclosure

cc:	John L. Killea, Esq.